September 17, 2019

Benjamin Miller
Chief Executive Officer
Fundrise Income eREIT V, LLC
1601 Connecticut Avenue NW
Suite 300
Washington, DC 20009

       Re: Fundrise Income eREIT V, LLC
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed August 30, 2019
           File No. 024-11001

Dear Mr. Miller:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2019 letter.

Amendment No. 1 to Form 1-A filed August 30, 2019

General

1.    We note Section 15 of your subscription agreement includes a waiver of
Section 18-305
      rights by which investors waive their rights to request, review and obtain information relating to Fundrise. Please revise the disclosure in your offering statement to explain the intent of the provision and how it will operate, including exactly how it will work with the mandatory arbitration provision and whether it could impact investors' rights under the federal securities laws. In addition, please explain to us the scope of the "other information deemed to be confidential by Fundrise in its sole discretion." Finally, please
 Benjamin Miller
Fundrise Income eREIT V, LLC
September 17, 2019
Page 2
         revise your offering statement and subscription agreement to address any uncertainty about enforceability and, to the extent the provision implicates rights under the federal securities laws and rules and regulations promulgated thereunder, state that investors cannot waive compliance with such rules and regulations.
       You may contact Isaac Esquivel, Staff Accountant, at 202-551-3395 or Kristina Marrone,
Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or
Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.



                                                               Sincerely,
FirstName LastNameBenjamin Miller
                                                               Division of
Corporation Finance
Comapany NameFundrise Income eREIT V, LLC
                                                               Office of Real
Estate and
September 17, 2019 Page 2                                      Commodities
FirstName LastName